UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GeoPark Limited
(Name of Issuer)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

G38327105
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. G38327105	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS James Franklin Park
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
7,441,269
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
7,441,269
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,441,269
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.88%
12.	TYPE OF REPORTING PERSON*
IN

CUSIP No. G38327105	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Energy Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
None
	6.	SHARED VOTING POWER
7,441,269
	7.	SOLE DISPOSITIVE POWER
None
	8.	SHARED DISPOSITIVE POWER
7,441,269
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,441,269
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.88%
12.	TYPE OF REPORTING PERSON*
OO

Item 1(a).	Name of Issuer:

GeoPark Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Nuestra Señora de los Ángeles 179, Las Condes, Santiago, Chile

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by James Franklin Park and Energy Holdings, LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of James Franklin Park and Energy Holdings, LLC is 647 Park Lane, Santa Barbara, California 93108, United States.

Item 2(c).	Citizenship:

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d).	Title of Class of Securities:

Common Shares, par value $0.001 per share.

Item 2(e).	CUSIP Number:

G38327105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)      Amount beneficially owned:

Energy Holdings, LLC is controlled by James F. Park, who indirectly has voting and dispositive power over the 7,441,269 common shares held by Energy Holdings, LLC.  As of December 31, 2014, 498,201 shares over which James Franklin Park has direct or indirect voting or dispositive power have been pledged pursuant to lending arrangements.

(b)      Percent of class:

The common shares constitute 12.88% of the outstanding common shares of the Issuer. The percentages reported herein are based on the 57,790,533 common shares outstanding as of December 31, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Please refer to Item 5 on each cover sheet for each reporting person.

(ii)	Shared power to vote or to direct the vote:

Please refer to Item 6 on each cover sheet for each reporting person.

(iii)	Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on each cover sheet for each reporting person.

(iv)	Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on each cover sheet for each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A hereto.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ James F. Park
	Name:	James F. Park
	Date:	February 12, 2015

Energy Holdings, LLC
By:	/s/ James F. Park
	Name:	James F. Park
	Title:	Sole Member and Manager
	Date:	February 12, 2015

EXHIBIT A TO SCHEDULE 13G

JOINT FILING AGREEMENT

IN ACCORDANCE WITH Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Shares, par value $0.001 per share, of GeoPark Limited, an exempted company with limited liability incorporated under the laws of Bermuda, and that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(2), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to know such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 12th day of February 2015.

By:	/s/ James F. Park
	Name:	James F. Park
	Date:	February 12, 2015

Energy Holdings, LLC
By:	/s/ James F. Park
	Name:	James F. Park
	Title:	Sole Member and Manager
	Date:	February 12, 2015